12g3-2(b) file number: 82-34841



ANTISENSE THERAPEUTICS

30 June 2005



Securities and Exchange
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA


05009657

Dear Sir/Madam

SUPPL

Re: Antisense Therapeutics Limited

Please find attached copies of announcements lodged with the Australian Stock Exchange (ASX) and copies of documents lodged with the Australian Securities and Investment Commission (ASIC):

Date of Announcement/Lodgement	To:	Title	No of pages
27 June 2005	ASX	Results of General Meeting	1
30 June 2005	ASIC	Lodgement of documents -Employee Option Plan	45

Yours sincerely

N. Korchev

Natalie Korchev
Company Secretary

PROCESSED
JUL 13 2005
THOMSON FINANCIAL

Encl.

S:\Antisense\Company Secretarial\ADR\SEC announcements30 June 2005.doc]

Please Note: The new contact numbers for Antisense Therapeutics are now:
Phone: 9827 8999 Fax: 9827 1166



ANTISENSE THERAPEUTICS

27 June 2005

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000



RECEIVED
JUL 0 5 2005
WASH, D.C.
SECTION
183

Dear Sir/Madam

Results of General Meeting: 27 June 2005

As required by section 251AA(2) of the Corporations Act and ASX Listing Rule 3.13.2, the following statistics are provided in respect to each motion set out in the company's Notice of General Meeting, which was lodged with the ASX on 25 May 2005.

Resolution 1: Approval of issue of options under ASX Listing Rule 7.2 Exception 9

The motion was carried as an ordinary resolution on a poll the details of which are:

	In favour	Against	Abstention
No. of shares represented by valid proxies	213,020,006	4,049,083	89,962

Resolution 2: Issue of options to Mr Mark Diamond

The motion was carried as an ordinary resolution on a poll the details of which are:

	In favour	Against	Abstention
No. of shares represented by valid proxies	197,171,289	19,924,685	63,077

Yours faithfully

Natalie Korchev
Company Secretary

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au

12g3-2(b) file number: 82-34841

COPY



ANTISENSE THERAPEUTICS

30 June 2005

Australian Securities & Investments Commission
C/ Regional Office
GPO Box 9827
MELBOURNE VIC 3001

Dear Sir/Madam

Re: Antisense Therapeutics Limited – Offer of Options pursuant to Employee Share Option Plan

Pursuant to ASIC Class Order 03/184 we are providing you with a copy of each offer document and each accompanying document with respect to an offer of options made to employees of Antisense Therapeutics Limited on 28 June 2005.

We look forward to receiving an acknowledgement of receipt of this letter and its enclosures.

Yours faithfully

N. Korchev

Natalie Korchev
Company Secretary

Encl

COPY



28 June 2005 ANTISENSE THERAPEUTICS



Dr Jega Iswaran
23 Thornton Street
MACLEOD VIC 3085

Dear Jega

Antisense Therapeutics Employee Share Option Plan ('Plan')

We are pleased to offer you the opportunity to participate in the Plan and set out in this letter the terms of our offer. Our offer is in consideration for the services which we expect you to carry out over the period in which you will be entitled to participate in the Plan, and the consideration paid by you in accordance with clause 3.3 of the Plan.

We enclose for your information a copy of the rules of the Plan ('**Rules**') and the terms and conditions of issue of the Options, unless the context suggests otherwise, words and expressions which are defined in the Rules have the same meaning as when used in this letter.

1. Terms of Offer

We make this offer to you to apply for 500,000 Options on the terms and subject to the conditions set out in this letter and subject to the Rules.

2. Issue Price

No payment is required from you on acceptance of this offer.

3. Exercise Price

Options may be exercised by you at a price of 7.2 cents for each Option.

4. Date Options Expire

If the Options are accepted by you they will expire on 5.00 p.m. Australian Eastern Standard Time on 27 June 2013 (or earlier in accordance with the terms and conditions of issue of the Options).

5. Date Options become Vested Options

The Options accepted by you will become Vested Options as follows:

(a)	prior to 27 June 2006	0%
(b)	between 28 June 2006 and 27 June 2007	20%
(c)	between 28 June 2007 and 27 June 2008	40%
(d)	between 28 June 2008 and 27 June 2009	60%
(e)	between 28 June 2009 and 27 June 2010	80%
(f)	between 28 June 2010 and 27 June 2013	100%

6. **Closing date of this Offer**

The closing date for this offer is 5 July 2005.

7. **Method of Acceptance**

If you wish to accept the offer contained in this letter you must deliver a completed acceptance form in accordance with clause 4 of the Rules by no later than 5 July 2005 being the closing date for this offer.

In accordance with ASIC Class Order 03/184 and Rule 5.4 of the Rules, the Company undertakes that it will, during the offer period, within a reasonable period of you so requesting, provide you with information about the current market price of the Shares. This information may be obtained by sending a written request to the Company at Level 1, 10 Wallace Avenue, Toorak, Victoria 3142.

You should note that there are likely to be taxation implications for you in accepting this Offer. Accordingly, you should seek your own taxation and other professional advice in relation to this Offer.

This Offer is personal to you and is not assignable. We hope that you will accept our offer to participate in the Plan on the terms and conditions set out in this letter and subject to the Rules.

If so, we would ask you to complete the acceptance form attached to this letter. If you would like to ask us any questions in relation to this letter, or about the Plan generally, please feel free to contact the Company Secretary.

Yours faithfully
Antisense Therapeutics Limited



Any advice given in connection with this Offer is general advice only. Before acting on the information contained in this Offer, you should seek financial product advice from an independent professional licensed by ASIC to give such advice. The Company is relying upon ASIC Class Order 03/184 to make this Offer without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth) (ie without a prospectus) and without holding an Australian financial services licence.

ANTISENSE THERAPEUTICS LIMITED
ACN 095 060 745

EMPLOYEE SHARE OPTION PLAN

ACCEPTANCE FORM

I, the person named below, hereby accept the offer from Antisense Therapeutics Limited to acquire the number of Options shown below on the terms and conditions set out in the Offer and the terms and conditions of the Antisense Therapeutics Employee Option Plan.

The following are attached to this acceptance:

1. a copy of the Offer (including the terms and conditions of issue of the Options); and
2. a copy of the Plan.

Name of employee: Jega Iswaran

Address of employee: 23 Thornton Street
MACLEOD VIC 3085

Number of Options accepted: 500,000

....
Signed by Jega Iswaran

Dated:

Please return the completed Acceptance Form as soon as possible:

Antisense Therapeutics Limited
Level 1
10 Wallace Avenue
Toorak Vic 3142

COPY



ANTISENSE THERAPEUTICS

28 June 2005

Mr Mark Diamond
3 Wallen Road
HAWTHORN VIC 3122

Dear Mark

Antisense Therapeutics Employee Share Option Plan ('Plan')

We are pleased to offer you the opportunity to participate in the Plan and set out in this letter the terms of our offer. Our offer is in consideration for the services which we expect you to carry out over the period in which you will be entitled to participate in the Plan, and the consideration paid by you in accordance with clause 3.3 of the Plan.

We enclose for your information a copy of the rules of the Plan ('**Rules**') and the terms and conditions of issue of the Options, unless the context suggests otherwise, words and expressions which are defined in the Rules have the same meaning as when used in this letter.

1. Terms of Offer

We make this offer to you to apply for 2,000,000 Options on the terms and subject to the conditions set out in this letter and subject to the Rules.

2. Issue Price

No payment is required from you on acceptance of this offer.

3. Exercise Price

Options may be exercised by you at a price of 7.2 cents for each Option.

4. Date Options Expire

If the Options are accepted by you they will expire on 5.00 p.m. Australian Eastern Standard Time on 27 June 2013 (or earlier in accordance with the terms and conditions of issue of the Options).

5. Date Options become Vested Options

The Options accepted by you will become Vested Options as follows:

(a)	prior to 27 June 2006	0%
(b)	between 28 June 2006 and 27 June 2007	20%
(c)	between 28 June 2007 and 27 June 2008	40%
(d)	between 28 June 2008 and 27 June 2009	60%
(e)	between 28 June 2009 and 27 June 2010	80%
(f)	between 28 June 2010 and 27 June 2013	100%

6. **Closing date of this Offer**

The closing date for this offer is 5 July 2005.

7. **Method of Acceptance**

If you wish to accept the offer contained in this letter you must deliver a completed acceptance form in accordance with clause 4 of the Rules by no later than 5 July 2005 being the closing date for this offer.

In accordance with ASIC Class Order 03/184 and Rule 5.4 of the Rules, the Company undertakes that it will, during the offer period, within a reasonable period of you so requesting, provide you with information about the current market price of the Shares. This information may be obtained by sending a written request to the Company at Level 1, 10 Wallace Avenue, Toorak, Victoria 3142.

You should note that there are likely to be taxation implications for you in accepting this Offer. Accordingly, you should seek your own taxation and other professional advice in relation to this Offer.

This Offer is personal to you and is not assignable. We hope that you will accept our offer to participate in the Plan on the terms and conditions set out in this letter and subject to the Rules.

If so, we would ask you to complete the acceptance form attached to this letter. If you would like to ask us any questions in relation to this letter, or about the Plan generally, please feel free to contact the Company Secretary.

Yours faithfully
Antisense Therapeutics Limited



Any advice given in connection with this Offer is general advice only. Before acting on the information contained in this Offer, you should seek financial product advice from an independent professional licensed by ASIC to give such advice. The Company is relying upon ASIC Class Order 03/184 to make this Offer without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth) (ie without a prospectus) and without holding an Australian financial services licence.

ANTISENSE THERAPEUTICS LIMITED
ACN 095 060 745

EMPLOYEE SHARE OPTION PLAN

ACCEPTANCE FORM

I, the person named below, hereby accept the offer from Antisense Therapeutics Limited to acquire the number of Options shown below on the terms and conditions set out in the Offer and the terms and conditions of the Antisense Therapeutics Employee Option Plan.

The following are attached to this acceptance:

1. a copy of the Offer (including the terms and conditions of issue of the Options); and

2. a copy of the Plan.

Name of employee: Mark Diamond

Address of employee: 3 Wallen Road
HAWTHORN VIC 3122

Number of Options accepted: 2,000,000

....
Signed by Mark Diamond

Dated:

Please return the completed Acceptance Form as soon as possible:

Antisense Therapeutics Limited
Level 1
10 Wallace Avenue
Toorak Vic 3142

COPY



28 June 2005 ANTISENSE THERAPEUTICS

Dr Chris Wraight
6 Maple Street
BLACKBURN VIC 3130

Dear Chris

Antisense Therapeutics Employee Share Option Plan ('Plan')

We are pleased to offer you the opportunity to participate in the Plan and set out in this letter the terms of our offer. Our offer is in consideration for the services which we expect you to carry out over the period in which you will be entitled to participate in the Plan, and the consideration paid by you in accordance with clause 3.3 of the Plan.

We enclose for your information a copy of the rules of the Plan (**'Rules'**) and the terms and conditions of issue of the Options, unless the context suggests otherwise, words and expressions which are defined in the Rules have the same meaning as when used in this letter.

1. Terms of Offer

We make this offer to you to apply for 500,000 Options on the terms and subject to the conditions set out in this letter and subject to the Rules.

2. Issue Price

No payment is required from you on acceptance of this offer.

3. Exercise Price

Options may be exercised by you at a price of 7.2 cents for each Option.

4. Date Options Expire

If the Options are accepted by you they will expire on 5.00 p.m. Australian Eastern Standard Time on 27 June 2013 (or earlier in accordance with the terms and conditions of issue of the Options).

5. Date Options become Vested Options

The Options accepted by you will become Vested Options as follows:

(a)	prior to 27 June 2006	0%
(b)	between 28 June 2006 and 27 June 2007	20%
(c)	between 28 June 2007 and 27 June 2008	40%
(d)	between 28 June 2008 and 27 June 2009	60%
(e)	between 28 June 2009 and 27 June 2010	80%
(f)	between 28 June 2010 and 27 June 2013	100%

6. Closing date of this Offer

The closing date for this offer is 5 July 2005.

7. Method of Acceptance

If you wish to accept the offer contained in this letter you must deliver a completed acceptance form in accordance with clause 4 of the Rules by no later than 5 July 2005 being the closing date for this offer.

In accordance with ASIC Class Order 03/184 and Rule 5.4 of the Rules, the Company undertakes that it will, during the offer period, within a reasonable period of you so requesting, provide you with information about the current market price of the Shares. This information may be obtained by sending a written request to the Company at Level 1, 10 Wallace Avenue, Toorak, Victoria 3142.

You should note that there are likely to be taxation implications for you in accepting this Offer. Accordingly, you should seek your own taxation and other professional advice in relation to this Offer.

This Offer is personal to you and is not assignable. We hope that you will accept our offer to participate in the Plan on the terms and conditions set out in this letter and subject to the Rules.

If so, we would ask you to complete the acceptance form attached to this letter. If you would like to ask us any questions in relation to this letter, or about the Plan generally, please feel free to contact the Company Secretary.

Yours faithfully
Antisense Therapeutics Limited



Any advice given in connection with this Offer is general advice only. Before acting on the information contained in this Offer, you should seek financial product advice from an independent professional licensed by ASIC to give such advice. The Company is relying upon ASIC Class Order 03/184 to make this Offer without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth) (ie without a prospectus) and without holding an Australian financial services licence.

ANTISENSE THERAPEUTICS LIMITED
ACN 095 060 745

EMPLOYEE SHARE OPTION PLAN

ACCEPTANCE FORM

I, the person named below, hereby accept the offer from Antisense Therapeutics Limited to acquire the number of Options shown below on the terms and conditions set out in the Offer and the terms and conditions of the Antisense Therapeutics Employee Option Plan.

The following are attached to this acceptance:

1. a copy of the Offer (including the terms and conditions of issue of the Options); and
2. a copy of the Plan.

Name of employee:	Chris Wraight
Address of employee:	6 Maple Street BLACKBURN VIC 3130
Number of Options accepted:	500,000

....
Signed by Chris Wraight

Dated:

Please return the completed Acceptance Form as soon as possible:

Antisense Therapeutics Limited
Level 1
10 Wallace Avenue
Toorak Vic 3142



COPY

28 June 2005

ANTISENSE THERAPEUTICS

Dr George Tachas
44 Sackville Street
KEW VIC 3101

Dear George

Antisense Therapeutics Employee Share Option Plan ('Plan')

We are pleased to offer you the opportunity to participate in the Plan and set out in this letter the terms of our offer. Our offer is in consideration for the services which we expect you to carry out over the period in which you will be entitled to participate in the Plan, and the consideration paid by you in accordance with clause 3.3 of the Plan.

We enclose for your information a copy of the rules of the Plan ('**Rules**') and the terms and conditions of issue of the Options, unless the context suggests otherwise, words and expressions which are defined in the Rules have the same meaning as when used in this letter.

1. Terms of Offer

We make this offer to you to apply for 500,000 Options on the terms and subject to the conditions set out in this letter and subject to the Rules.

2. Issue Price

No payment is required from you on acceptance of this offer.

3. Exercise Price

Options may be exercised by you at a price of 7.2 cents for each Option.

4. Date Options Expire

If the Options are accepted by you they will expire on 5.00 p.m. Australian Eastern Standard Time on 27 June 2013 (or earlier in accordance with the terms and conditions of issue of the Options).

5. Date Options become Vested Options

The Options accepted by you will become Vested Options as follows:

(a)	prior to 27 June 2006	0%
(b)	between 28 June 2006 and 27 June 2007	20%
(c)	between 28 June 2007 and 27 June 2008	40%
(d)	between 28 June 2008 and 27 June 2009	60%
(e)	between 28 June 2009 and 27 June 2010	80%
(f)	between 28 June 2010 and 27 June 2013	100%

6. Closing date of this Offer

The closing date for this offer is 5 July 2005.

7. Method of Acceptance

If you wish to accept the offer contained in this letter you must deliver a completed acceptance form in accordance with clause 4 of the Rules by no later than 5 July 2005 being the closing date for this offer.

In accordance with ASIC Class Order 03/184 and Rule 5.4 of the Rules, the Company undertakes that it will, during the offer period, within a reasonable period of you so requesting, provide you with information about the current market price of the Shares. This information may be obtained by sending a written request to the Company at Level 1, 10 Wallace Avenue, Toorak, Victoria 3142.

You should note that there are likely to be taxation implications for you in accepting this Offer. Accordingly, you should seek your own taxation and other professional advice in relation to this Offer.

This Offer is personal to you and is not assignable. We hope that you will accept our offer to participate in the Plan on the terms and conditions set out in this letter and subject to the Rules.

If so, we would ask you to complete the acceptance form attached to this letter. If you would like to ask us any questions in relation to this letter, or about the Plan generally, please feel free to contact the Company Secretary.

Yours faithfully
Antisense Therapeutics Limited



Any advice given in connection with this Offer is general advice only. Before acting on the information contained in this Offer, you should seek financial product advice from an independent professional licensed by ASIC to give such advice. The Company is relying upon ASIC Class Order 03/184 to make this Offer without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth) (ie without a prospectus) and without holding an Australian financial services licence.

ANTISENSE THERAPEUTICS LIMITED
ACN 095 060 745

EMPLOYEE SHARE OPTION PLAN

ACCEPTANCE FORM

I, the person named below, hereby accept the offer from Antisense Therapeutics Limited to acquire the number of Options shown below on the terms and conditions set out in the Offer and the terms and conditions of the Antisense Therapeutics Employee Option Plan.

The following are attached to this acceptance:

1. a copy of the Offer (including the terms and conditions of issue of the Options); and

2. a copy of the Plan.

Name of employee: George Tachas

Address of employee: 44 Sackville Street
KEW VIC 3101

Number of Options accepted: 500,000

....
Signed by George Tachas

Dated:

Please return the completed Acceptance Form as soon as possible:

Antisense Therapeutics Limited
Level 1
10 Wallace Avenue
Toorak Vic 3142



28 June 2005 ANTISENSE THERAPEUTICS

Ms Kathryn Andrews
509 Station Street
CARLTON VIC 3054

Dear Kathryn

Antisense Therapeutics Employee Share Option Plan ('Plan')

We are pleased to offer you the opportunity to participate in the Plan and set out in this letter the terms of our offer. Our offer is in consideration for the services which we expect you to carry out over the period in which you will be entitled to participate in the Plan, and the consideration paid by you in accordance with clause 3.3 of the Plan.

We enclose for your information a copy of the rules of the Plan (**'Rules'**) and the terms and conditions of issue of the Options, unless the context suggests otherwise, words and expressions which are defined in the Rules have the same meaning as when used in this letter.

1. Terms of Offer

We make this offer to you to apply for 300,000 Options on the terms and subject to the conditions set out in this letter and subject to the Rules.

2. Issue Price

No payment is required from you on acceptance of this offer.

3. Exercise Price

Options may be exercised by you at a price of 7.2 cents for each Option.

4. Date Options Expire

If the Options are accepted by you they will expire on 5.00 p.m. Australian Eastern Standard Time on 27 June 2013 (or earlier in accordance with the terms and conditions of issue of the Options).

5. Date Options become Vested Options

The Options accepted by you will become Vested Options as follows:

(a)	prior to 27 June 2006	0%
(b)	between 28 June 2006 and 27 June 2007	20%
(c)	between 28 June 2007 and 27 June 2008	40%
(d)	between 28 June 2008 and 27 June 2009	60%
(e)	between 28 June 2009 and 27 June 2010	80%
(f)	between 28 June 2010 and 27 June 2013	100%

6. Closing date of this Offer

The closing date for this offer is 5 July 2005.

7. Method of Acceptance

If you wish to accept the offer contained in this letter you must deliver a completed acceptance form in accordance with clause 4 of the Rules by no later than 5 July 2005 being the closing date for this offer.

In accordance with ASIC Class Order 03/184 and Rule 5.4 of the Rules, the Company undertakes that it will, during the offer period, within a reasonable period of you so requesting, provide you with information about the current market price of the Shares. This information may be obtained by sending a written request to the Company at Level 1, 10 Wallace Avenue, Toorak, Victoria 3142.

You should note that there are likely to be taxation implications for you in accepting this Offer. Accordingly, you should seek your own taxation and other professional advice in relation to this Offer.

This Offer is personal to you and is not assignable. We hope that you will accept our offer to participate in the Plan on the terms and conditions set out in this letter and subject to the Rules.

If so, we would ask you to complete the acceptance form attached to this letter. If you would like to ask us any questions in relation to this letter, or about the Plan generally, please feel free to contact the Company Secretary.

Yours faithfully
Antisense Therapeutics Limited



Any advice given in connection with this Offer is general advice only. Before acting on the information contained in this Offer, you should seek financial product advice from an independent professional licensed by ASIC to give such advice. The Company is relying upon ASIC Class Order 03/184 to make this Offer without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth) (ie without a prospectus) and without holding an Australian financial services licence.

ANTISENSE THERAPEUTICS LIMITED
ACN 095 060 745

EMPLOYEE SHARE OPTION PLAN

ACCEPTANCE FORM

I, the person named below, hereby accept the offer from Antisense Therapeutics Limited to acquire the number of Options shown below on the terms and conditions set out in the Offer and the terms and conditions of the Antisense Therapeutics Employee Option Plan.

The following are attached to this acceptance:

1. a copy of the Offer (including the terms and conditions of issue of the Options); and

2. a copy of the Plan.

Name of employee: Kathryn Andrews

Address of employee: 509 Station Street
CARLTON VIC 3054

Number of Options accepted: 300,000

....
Signed by Kathryn Andrews

Dated:

Please return the completed Acceptance Form as soon as possible:

Antisense Therapeutics Limited
Level 1
10 Wallace Avenue
Toorak Vic 3142



ANTISENSE THERAPEUTICS

28 June 2005

Ms Natalie Korchev
42 Gilbertson Walk
KENSINGTON VIC 3031

Dear Natalie

Antisense Therapeutics Employee Share Option Plan ('Plan')

We are pleased to offer you the opportunity to participate in the Plan and set out in this letter the terms of our offer. Our offer is in consideration for the services which we expect you to carry out over the period in which you will be entitled to participate in the Plan, and the consideration paid by you in accordance with clause 3.3 of the Plan.

We enclose for your information a copy of the rules of the Plan (**'Rules'**) and the terms and conditions of issue of the Options, unless the context suggests otherwise, words and expressions which are defined in the Rules have the same meaning as when used in this letter.

1. Terms of Offer

We make this offer to you to apply for 200,000 Options on the terms and subject to the conditions set out in this letter and subject to the Rules.

2. Issue Price

No payment is required from you on acceptance of this offer.

3. Exercise Price

Options may be exercised by you at a price of 7.2 cents for each Option.

4. Date Options Expire

If the Options are accepted by you they will expire on 5.00 p.m. Australian Eastern Standard Time on 27 June 2013 (or earlier in accordance with the terms and conditions of issue of the Options).

5. Date Options become Vested Options

The Options accepted by you will become Vested Options as follows:

(a)	prior to 27 June 2006	0%
(b)	between 28 June 2006 and 27 June 2007	20%
(c)	between 28 June 2007 and 27 June 2008	40%
(d)	between 28 June 2008 and 27 June 2009	60%
(e)	between 28 June 2009 and 27 June 2010	80%
(f)	between 28 June 2010 and 27 June 2013	100%

6. **Closing date of this Offer**

The closing date for this offer is 5 July 2005.

7. **Method of Acceptance**

If you wish to accept the offer contained in this letter you must deliver a completed acceptance form in accordance with clause 4 of the Rules by no later than 5 July 2005 being the closing date for this offer.

In accordance with ASIC Class Order 03/184 and Rule 5.4 of the Rules, the Company undertakes that it will, during the offer period, within a reasonable period of you so requesting, provide you with information about the current market price of the Shares. This information may be obtained by sending a written request to the Company at Level 1, 10 Wallace Avenue, Toorak, Victoria 3142.

You should note that there are likely to be taxation implications for you in accepting this Offer. Accordingly, you should seek your own taxation and other professional advice in relation to this Offer.

This Offer is personal to you and is not assignable. We hope that you will accept our offer to participate in the Plan on the terms and conditions set out in this letter and subject to the Rules.

If so, we would ask you to complete the acceptance form attached to this letter. If you would like to ask us any questions in relation to this letter, or about the Plan generally, please feel free to contact the Company Secretary.

Yours faithfully
Antisense Therapeutics Limited



Any advice given in connection with this Offer is general advice only. Before acting on the information contained in this Offer, you should seek financial product advice from an independent professional licensed by ASIC to give such advice. The Company is relying upon ASIC Class Order 03/184 to make this Offer without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth) (ie without a prospectus) and without holding an Australian financial services licence.

ANTISENSE THERAPEUTICS LIMITED
ACN 095 060 745

EMPLOYEE SHARE OPTION PLAN

ACCEPTANCE FORM

I, the person named below, hereby accept the offer from Antisense Therapeutics Limited to acquire the number of Options shown below on the terms and conditions set out in the Offer and the terms and conditions of the Antisense Therapeutics Employee Option Plan.

The following are attached to this acceptance:

1. a copy of the Offer (including the terms and conditions of issue of the Options); and

2. a copy of the Plan.

Name of employee:	Natalie Korchev
Address of employee:	42 Gilbertson Walk KENSINGTON VIC 3031
Number of Options accepted:	200,000

....
Signed by Natalie Korchev

Dated:

Please return the completed Acceptance Form as soon as possible:

Antisense Therapeutics Limited
Level 1
10 Wallace Avenue
Toorak Vic 3142

COPY



ANTISENSE THERAPEUTICS

28 June 2005

Dr Shari Lofthouse
33 Newman Street
THORNBURY VIC 3071

Dear Shari

Antisense Therapeutics Employee Share Option Plan ('Plan')

We are pleased to offer you the opportunity to participate in the Plan and set out in this letter the terms of our offer. Our offer is in consideration for the services which we expect you to carry out over the period in which you will be entitled to participate in the Plan, and the consideration paid by you in accordance with clause 3.3 of the Plan.

We enclose for your information a copy of the rules of the Plan (**'Rules'**) and the terms and conditions of issue of the Options, unless the context suggests otherwise, words and expressions which are defined in the Rules have the same meaning as when used in this letter.

1. Terms of Offer

We make this offer to you to apply for 250,000 Options on the terms and subject to the conditions set out in this letter and subject to the Rules.

2. Issue Price

No payment is required from you on acceptance of this offer.

3. Exercise Price

Options may be exercised by you at a price of 7.2 cents for each Option.

4. Date Options Expire

If the Options are accepted by you they will expire on 5.00 p.m. Australian Eastern Standard Time on 27 June 2013 (or earlier in accordance with the terms and conditions of issue of the Options).

5. Date Options become Vested Options

The Options accepted by you will become Vested Options as follows:

(a)	prior to 27 June 2006	0%
(b)	between 28 June 2006 and 27 June 2007	20%
(c)	between 28 June 2007 and 27 June 2008	40%
(d)	between 28 June 2008 and 27 June 2009	60%
(e)	between 28 June 2009 and 27 June 2010	80%
(f)	between 28 June 2010 and 27 June 2013	100%

6. **Closing date of this Offer**

The closing date for this offer is 5 July 2005.

7. **Method of Acceptance**

If you wish to accept the offer contained in this letter you must deliver a completed acceptance form in accordance with clause 4 of the Rules by no later than 5 July 2005 being the closing date for this offer.

In accordance with ASIC Class Order 03/184 and Rule 5.4 of the Rules, the Company undertakes that it will, during the offer period, within a reasonable period of you so requesting, provide you with information about the current market price of the Shares. This information may be obtained by sending a written request to the Company at Level 1, 10 Wallace Avenue, Toorak, Victoria 3142.

You should note that there are likely to be taxation implications for you in accepting this Offer. Accordingly, you should seek your own taxation and other professional advice in relation to this Offer.

This Offer is personal to you and is not assignable. We hope that you will accept our offer to participate in the Plan on the terms and conditions set out in this letter and subject to the Rules.

If so, we would ask you to complete the acceptance form attached to this letter. If you would like to ask us any questions in relation to this letter, or about the Plan generally, please feel free to contact the Company Secretary.

Yours faithfully
Antisense Therapeutics Limited



Any advice given in connection with this Offer is general advice only. Before acting on the information contained in this Offer, you should seek financial product advice from an independent professional licensed by ASIC to give such advice. The Company is relying upon ASIC Class Order 03/184 to make this Offer without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth) (ie without a prospectus) and without holding an Australian financial services licence.

ANTISENSE THERAPEUTICS LIMITED
ACN 095 060 745

EMPLOYEE SHARE OPTION PLAN

ACCEPTANCE FORM

I, the person named below, hereby accept the offer from Antisense Therapeutics Limited to acquire the number of Options shown below on the terms and conditions set out in the Offer and the terms and conditions of the Antisense Therapeutics Employee Option Plan.

The following are attached to this acceptance:

1. a copy of the Offer (including the terms and conditions of issue of the Options); and

2. a copy of the Plan.

Name of employee: Shari Lofthouse

Address of employee: 33 Newman Street
THORNBURY VIC 3071

Number of Options accepted: 250,000

....
Signed by Shari Lofthouse

Dated:

Please return the completed Acceptance Form as soon as possible:

Antisense Therapeutics Limited
Level 1
10 Wallace Avenue
Toorak Vic 3142

COPY



28 June 2005 ANTISENSE THERAPEUTICS

Ms Nuket Desem
2 Rose Court
GREENVALE VIC 3059

Dear Nuket

Antisense Therapeutics Employee Share Option Plan ('Plan')

We are pleased to offer you the opportunity to participate in the Plan and set out in this letter the terms of our offer. Our offer is in consideration for the services which we expect you to carry out over the period in which you will be entitled to participate in the Plan, and the consideration paid by you in accordance with clause 3.3 of the Plan.

We enclose for your information a copy of the rules of the Plan ('**Rules**') and the terms and conditions of issue of the Options, unless the context suggests otherwise, words and expressions which are defined in the Rules have the same meaning as when used in this letter.

1. Terms of Offer

We make this offer to you to apply for 250,000 Options on the terms and subject to the conditions set out in this letter and subject to the Rules.

2. Issue Price

No payment is required from you on acceptance of this offer.

3. Exercise Price

Options may be exercised by you at a price of 7.2 cents for each Option.

4. Date Options Expire

If the Options are accepted by you they will expire on 5.00 p.m. Australian Eastern Standard Time on 27 June 2013 (or earlier in accordance with the terms and conditions of issue of the Options).

5. Date Options become Vested Options

The Options accepted by you will become Vested Options as follows:

(a)	prior to 27 June 2006	0%
(b)	between 28 June 2006 and 27 June 2007	20%
(c)	between 28 June 2007 and 27 June 2008	40%
(d)	between 28 June 2008 and 27 June 2009	60%
(e)	between 28 June 2009 and 27 June 2010	80%
(f)	between 28 June 2010 and 27 June 2013	100%

6. Closing date of this Offer

The closing date for this offer is 5 July 2005.

7. Method of Acceptance

If you wish to accept the offer contained in this letter you must deliver a completed acceptance form in accordance with clause 4 of the Rules by no later than 5 July 2005 being the closing date for this offer.

In accordance with ASIC Class Order 03/184 and Rule 5.4 of the Rules, the Company undertakes that it will, during the offer period, within a reasonable period of you so requesting, provide you with information about the current market price of the Shares. This information may be obtained by sending a written request to the Company at Level 1, 10 Wallace Avenue, Toorak, Victoria 3142.

You should note that there are likely to be taxation implications for you in accepting this Offer. Accordingly, you should seek your own taxation and other professional advice in relation to this Offer.

This Offer is personal to you and is not assignable. We hope that you will accept our offer to participate in the Plan on the terms and conditions set out in this letter and subject to the Rules.

If so, we would ask you to complete the acceptance form attached to this letter. If you would like to ask us any questions in relation to this letter, or about the Plan generally, please feel free to contact the Company Secretary.

Yours faithfully
Antisense Therapeutics Limited



Any advice given in connection with this Offer is general advice only. Before acting on the information contained in this Offer, you should seek financial product advice from an independent professional licensed by ASIC to give such advice. The Company is relying upon ASIC Class Order 03/184 to make this Offer without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth) (ie without a prospectus) and without holding an Australian financial services licence.

ANTISENSE THERAPEUTICS LIMITED
ACN 095 060 745

EMPLOYEE SHARE OPTION PLAN

ACCEPTANCE FORM

I, the person named below, hereby accept the offer from Antisense Therapeutics Limited to acquire the number of Options shown below on the terms and conditions set out in the Offer and the terms and conditions of the Antisense Therapeutics Employee Option Plan.

The following are attached to this acceptance:

1. a copy of the Offer (including the terms and conditions of issue of the Options); and

2. a copy of the Plan.

Name of employee: Nuket Desem

Address of employee: 2 Rose Court
GREENVALE VIC 3059

Number of Options accepted: 250,000

....
Signed by Nuket Desem

Dated:

Please return the completed Acceptance Form as soon as possible:

Antisense Therapeutics Limited
Level 1
10 Wallace Avenue
Toorak Vic 3142



ANTISENSE THERAPEUTICS

28 June 2005

Dr Lynne Atley
9/99 Verdon Street
WILLIAMSTOWN VIC 3016

Dear Lynne

Antisense Therapeutics Employee Share Option Plan ('Plan')

We are pleased to offer you the opportunity to participate in the Plan and set out in this letter the terms of our offer. Our offer is in consideration for the services which we expect you to carry out over the period in which you will be entitled to participate in the Plan, and the consideration paid by you in accordance with clause 3.3 of the Plan.

We enclose for your information a copy of the rules of the Plan (**'Rules'**) and the terms and conditions of issue of the Options, unless the context suggests otherwise, words and expressions which are defined in the Rules have the same meaning as when used in this letter.

1. Terms of Offer

We make this offer to you to apply for 250,000 Options on the terms and subject to the conditions set out in this letter and subject to the Rules.

2. Issue Price

No payment is required from you on acceptance of this offer.

3. Exercise Price

Options may be exercised by you at a price of 7.2 cents for each Option.

4. Date Options Expire

If the Options are accepted by you they will expire on 5.00 p.m. Australian Eastern Standard Time on 27 June 2013 (or earlier in accordance with the terms and conditions of issue of the Options).

5. Date Options become Vested Options

The Options accepted by you will become Vested Options as follows:

(a)	prior to 27 June 2006	0%
(b)	between 28 June 2006 and 27 June 2007	20%
(c)	between 28 June 2007 and 27 June 2008	40%
(d)	between 28 June 2008 and 27 June 2009	60%
(e)	between 28 June 2009 and 27 June 2010	80%
(f)	between 28 June 2010 and 27 June 2013	100%

6. **Closing date of this Offer**

The closing date for this offer is 5 July 2005.

7. **Method of Acceptance**

If you wish to accept the offer contained in this letter you must deliver a completed acceptance form in accordance with clause 4 of the Rules by no later than 5 July 2005 being the closing date for this offer.

In accordance with ASIC Class Order 03/184 and Rule 5.4 of the Rules, the Company undertakes that it will, during the offer period, within a reasonable period of you so requesting, provide you with information about the current market price of the Shares. This information may be obtained by sending a written request to the Company at Level 1, 10 Wallace Avenue, Toorak, Victoria 3142.

You should note that there are likely to be taxation implications for you in accepting this Offer. Accordingly, you should seek your own taxation and other professional advice in relation to this Offer.

This Offer is personal to you and is not assignable. We hope that you will accept our offer to participate in the Plan on the terms and conditions set out in this letter and subject to the Rules.

If so, we would ask you to complete the acceptance form attached to this letter. If you would like to ask us any questions in relation to this letter, or about the Plan generally, please feel free to contact the Company Secretary.

Yours faithfully
Antisense Therapeutics Limited



Any advice given in connection with this Offer is general advice only. Before acting on the information contained in this Offer, you should seek financial product advice from an independent professional licensed by ASIC to give such advice. The Company is relying upon ASIC Class Order 03/184 to make this Offer without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth) (ie without a prospectus) and without holding an Australian financial services licence.

ANTISENSE THERAPEUTICS LIMITED
ACN 095 060 745

EMPLOYEE SHARE OPTION PLAN

ACCEPTANCE FORM

I, the person named below, hereby accept the offer from Antisense Therapeutics Limited to acquire the number of Options shown below on the terms and conditions set out in the Offer and the terms and conditions of the Antisense Therapeutics Employee Option Plan.

The following are attached to this acceptance:

1. a copy of the Offer (including the terms and conditions of issue of the Options); and

2. a copy of the Plan.

Name of employee: Lynne Atley

Address of employee: 9/99 Verdon Street
WILLIAMSTOWN VIC 3016

Number of Options accepted: 250,000

....
Signed by Lynne Atley

Dated:

Please return the completed Acceptance Form as soon as possible:

Antisense Therapeutics Limited
Level 1
10 Wallace Avenue
Toorak Vic 3142



COPY

28 June 2005 ANTISENSE THERAPEUTICS

Mr Frank Anstasopoulos
18 Findon Street
EAST MALVERN VIC 3145

Dear Frank

Antisense Therapeutics Employee Share Option Plan ('Plan')

We are pleased to offer you the opportunity to participate in the Plan and set out in this letter the terms of our offer. Our offer is in consideration for the services which we expect you to carry out over the period in which you will be entitled to participate in the Plan, and the consideration paid by you in accordance with clause 3.3 of the Plan.

We enclose for your information a copy of the rules of the Plan ('**Rules**') and the terms and conditions of issue of the Options, unless the context suggests otherwise, words and expressions which are defined in the Rules have the same meaning as when used in this letter.

1. Terms of Offer

We make this offer to you to apply for 150,000 Options on the terms and subject to the conditions set out in this letter and subject to the Rules.

2. Issue Price

No payment is required from you on acceptance of this offer.

3. Exercise Price

Options may be exercised by you at a price of 7.2 cents for each Option.

4. Date Options Expire

If the Options are accepted by you they will expire on 5.00 p.m. Australian Eastern Standard Time on 27 June 2013 (or earlier in accordance with the terms and conditions of issue of the Options).

5. Date Options become Vested Options

The Options accepted by you will become Vested Options as follows:

(a)	prior to 27 June 2006	0%
(b)	between 28 June 2006 and 27 June 2007	20%
(c)	between 28 June 2007 and 27 June 2008	40%
(d)	between 28 June 2008 and 27 June 2009	60%
(e)	between 28 June 2009 and 27 June 2010	80%
(f)	between 28 June 2010 and 27 June 2013	100%

6. **Closing date of this Offer**

The closing date for this offer is 5 July 2005.

7. **Method of Acceptance**

If you wish to accept the offer contained in this letter you must deliver a completed acceptance form in accordance with clause 4 of the Rules by no later than 5 July 2005 being the closing date for this offer.

In accordance with ASIC Class Order 03/184 and Rule 5.4 of the Rules, the Company undertakes that it will, during the offer period, within a reasonable period of you so requesting, provide you with information about the current market price of the Shares. This information may be obtained by sending a written request to the Company at Level 1, 10 Wallace Avenue, Toorak, Victoria 3142.

You should note that there are likely to be taxation implications for you in accepting this Offer. Accordingly, you should seek your own taxation and other professional advice in relation to this Offer.

This Offer is personal to you and is not assignable. We hope that you will accept our offer to participate in the Plan on the terms and conditions set out in this letter and subject to the Rules.

If so, we would ask you to complete the acceptance form attached to this letter. If you would like to ask us any questions in relation to this letter, or about the Plan generally, please feel free to contact the Company Secretary.

Yours faithfully
Antisense Therapeutics Limited



Any advice given in connection with this Offer is general advice only. Before acting on the information contained in this Offer, you should seek financial product advice from an independent professional licensed by ASIC to give such advice. The Company is relying upon ASIC Class Order 03/184 to make this Offer without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth) (ie without a prospectus) and without holding an Australian financial services licence.

ANTISENSE THERAPEUTICS LIMITED
ACN 095 060 745

EMPLOYEE SHARE OPTION PLAN

ACCEPTANCE FORM

I, the person named below, hereby accept the offer from Antisense Therapeutics Limited to acquire the number of Options shown below on the terms and conditions set out in the Offer and the terms and conditions of the Antisense Therapeutics Employee Option Plan.

The following are attached to this acceptance:

1. a copy of the Offer (including the terms and conditions of issue of the Options); and

2. a copy of the Plan.

Name of employee: Frank Anstasopoulos

Address of employee: 18 Findon Street
EAST MALVERN VIC 3145

Number of Options accepted: 150,000

....
Signed by Frank Anstasopoulos

Dated:

Please return the completed Acceptance Form as soon as possible:

Antisense Therapeutics Limited
Level 1
10 Wallace Avenue
Toorak Vic 3142



ANTISENSE THERAPEUTICS

28 June 2005

Ms Susan Turner
29 Neville Street
EAST BENTLEIGH VIC 3165

Dear Sue

Antisense Therapeutics Employee Share Option Plan ('Plan')

We are pleased to offer you the opportunity to participate in the Plan and set out in this letter the terms of our offer. Our offer is in consideration for the services which we expect you to carry out over the period in which you will be entitled to participate in the Plan, and the consideration paid by you in accordance with clause 3.3 of the Plan.

We enclose for your information a copy of the rules of the Plan ('**Rules**') and the terms and conditions of issue of the Options, unless the context suggests otherwise, words and expressions which are defined in the Rules have the same meaning as when used in this letter.

1. Terms of Offer

We make this offer to you to apply for 150,000 Options on the terms and subject to the conditions set out in this letter and subject to the Rules.

2. Issue Price

No payment is required from you on acceptance of this offer.

3. Exercise Price

Options may be exercised by you at a price of 7.2 cents for each Option.

4. Date Options Expire

If the Options are accepted by you they will expire on 5.00 p.m. Australian Eastern Standard Time on 27 June 2013 (or earlier in accordance with the terms and conditions of issue of the Options).

5. Date Options become Vested Options

The Options accepted by you will become Vested Options as follows:

(a)	prior to 27 June 2006	0%
(b)	between 28 June 2006 and 27 June 2007	20%
(c)	between 28 June 2007 and 27 June 2008	40%
(d)	between 28 June 2008 and 27 June 2009	60%
(e)	between 28 June 2009 and 27 June 2010	80%
(f)	between 28 June 2010 and 27 June 2013	100%

6. **Closing date of this Offer**

The closing date for this offer is 5 July 2005.

7. **Method of Acceptance**

If you wish to accept the offer contained in this letter you must deliver a completed acceptance form in accordance with clause 4 of the Rules by no later than 5 July 2005 being the closing date for this offer.

In accordance with ASIC Class Order 03/184 and Rule 5.4 of the Rules, the Company undertakes that it will, during the offer period, within a reasonable period of you so requesting, provide you with information about the current market price of the Shares. This information may be obtained by sending a written request to the Company at Level 1, 10 Wallace Avenue, Toorak, Victoria 3142.

You should note that there are likely to be taxation implications for you in accepting this Offer. Accordingly, you should seek your own taxation and other professional advice in relation to this Offer.

This Offer is personal to you and is not assignable. We hope that you will accept our offer to participate in the Plan on the terms and conditions set out in this letter and subject to the Rules.

If so, we would ask you to complete the acceptance form attached to this letter. If you would like to ask us any questions in relation to this letter, or about the Plan generally, please feel free to contact the Company Secretary.

Yours faithfully
Antisense Therapeutics Limited



Any advice given in connection with this Offer is general advice only. Before acting on the information contained in this Offer, you should seek financial product advice from an independent professional licensed by ASIC to give such advice. The Company is relying upon ASIC Class Order 03/184 to make this Offer without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth) (ie without a prospectus) and without holding an Australian financial services licence.

ANTISENSE THERAPEUTICS LIMITED
ACN 095 060 745

EMPLOYEE SHARE OPTION PLAN

ACCEPTANCE FORM

I, the person named below, hereby accept the offer from Antisense Therapeutics Limited to acquire the number of Options shown below on the terms and conditions set out in the Offer and the terms and conditions of the Antisense Therapeutics Employee Option Plan.

The following are attached to this acceptance:

1. a copy of the Offer (including the terms and conditions of issue of the Options); and

2. a copy of the Plan.

Name of employee: Susan Turner

Address of employee: 29 Neville Street
EAST BENTLEIGH VIC 3165

Number of Options accepted: 150,000

....
Signed by Susan Turner

Dated:

Please return the completed Acceptance Form as soon as possible:

Antisense Therapeutics Limited
Level 1
10 Wallace Avenue
Toorak Vic 3142

ANTISENSE THERAPEUTICS LIMITED

(ACN 095 060 745)

EMPLOYEE OPTION PLAN

comprising:

A. *Rules of the Scheme*

B. *Summary of Rules - 'Questions and Answers'*

C. *Options Acceptance Form*

ANTISENSE THERAPEUTICS LIMITED

(ACN 095 060 745)

EMPLOYEE OPTION PLAN

A

RULES OF THE
SCHEME

____

ANTISENSE THERAPEUTICS LIMITED
(ACN 095 060 745)

TERMS AND CONDITIONS OF ANTISENSE OPTION PLAN

1. NAME AND OBJECT

1.1 This Plan will be called the 'Antisense Employee Option Plan'.

1.2 The object of the Plan is to:

(a) provide a long term incentive in order to retain and motivate key officers, employees and consultants who are considered to be key to the future success of Antisense Therapeutics Limited (**'Company'**);

(b) recognise the ability and efforts of the key officers, employees and consultants and their contribution to the future success of the Company; and

(c) enable the key officers, employees and consultants to participate in the equity of the Company.

2. DEFINITIONS AND INTERPRETATIONS

2.1 Definitions

In this Plan, the following words and expressions have the meanings indicated.

'Acceptance Form' means a document for the acceptance of an offer of Options made to an Eligible Employee in accordance with these Terms and Conditions in the form set out in Annexure A or such other form approved by the Board from time to time.

'Applicable Law' means one or more, as the context requires of:

(a) the *Corporations Act* 2001 (Cth);

(b) Corporations Regulations;

(c) the listing rules of ASX;

(d) any other applicable securities laws;

(e) the constitution of the Company; and

(f) any practice note, policy statement, class order, declaration, guideline, policy or procedure authorising or entitling ASIC or ASX to regulate, implement or enforce, either directly or indirectly:

(i) a provision of the laws, regulations, rules or constitution referred to in paragraphs (a) to (e); or

(ii) any agreement or deed made under the laws, regulations, rules or constitution referred to in paragraphs (a) to (e); or

(iii) a person's conduct or proposed conduct under the laws, regulations, rules or constitution referred to in paragraphs (a) to (e), or any agreement or deed referred to in paragraph (f)(ii).

'ASX' means Australian Stock Exchange Limited.

'Board' means the board of Directors of the Company.

'Business Day' means a day other than a Saturday or Sunday on which banks (as defined in the *Banking Act* 1959) are open for business in Victoria.

'Company' means Antisense Therapeutics Limited ACN 095 060 745.

'Corporations Act' means the *Corporations Act* 2001 (Cth) in force from time to time in the relevant jurisdiction of the Commonwealth of Australia.

'Corporations Regulations' means any and all regulations made under the Corporations Act.

'Director' means a director for the time being and from time to time of the Company or any subsidiary of the Company.

'Employee' means, to the extent permitted under Applicable Law:

(a) any full or part time employee of the Company or any subsidiary of the Company and includes a director who holds salaried employment or office in the Company or any subsidiary of the Company;

(b) any non-executive director of the Company or any subsidiary of the Company; and

(c) an individual who provides services to the Company whom the Board determines to be an Employee for the purposes of the Plan;

(d) an individual whose associate (as that expression is defined in section 139GE of the *Income Tax Assessment Act 1936*) provides services to the Company whom the Board determines to be an Employee for the purposes of the Plan; or

(e) an individual otherwise in the employment of the Company whom the Board determines to be an Employee for the purposes of the Plan.

'Exercise Price' means the amount (determined by the Board and forming part of the Terms of Issue of an Option) that is payable per Share on the exercise of an Option.

'Listing Rules' means the listing rules of ASX.

'Offer' means an invitation to an Employee to be granted Options pursuant to the Plan.

'Options' means options granted or to be granted under the Plan to subscribe for Shares, each such option entitling the holder to subscribe for one Share.

'Participant' means an Employee who has accepted an Offer made pursuant to the Plan.

'Plan' means the Antisense Employee Option Plan as amended from time to time.

'related body corporate' has the meaning given to that term by section 50 of the *Corporations Act*;

'Share' means a fully paid ordinary share in the capital of the Company.

'subsidiary' has the meaning given to that term by Part 1.2 Division 6 of the *Corporations Act.*

'Terms of Issue' means, in respect of an Option offered pursuant to the Plan to an Eligible Employee, the terms and conditions of grant applicable to that Option as determined by the Board.

'Vested Options' means Options which, in accordance with the Terms of Issue, are at the relevant time capable of immediate exercise by a Participant.

2.2 Interpretation

In this Plan, unless the contrary intention appears:

(a) headings are used for ease of reference only and do not affect the meaning of this Plan;

(b) the singular includes the plural and vice versa and words importing gender include other genders;

(c) a reference to this Plan includes any schedules or annexure;

(d) a reference to this Plan includes a reference to this Plan as altered or replaced from time to time;

(e) words and expressions importing natural persons include partnerships and bodies corporate;

(f) other grammatical forms of defined words or expression have corresponding meanings; and

(g) reference to any legislation or any provisions of any legislation includes any modifications or re-enactment of the legislation or any legislative provision substituted for, and all legislation and statutory instruments and regulations issued under, the legislation.

3. OFFER OF OPTIONS

3.1 Subject to clause 3.6 and clause 15, the Board may from time to time, at its absolute discretion, in accordance with the Plan:

(a) make Offers of Options to Employees; and

(b) determine the Terms of Issue that will apply to the Offer and the Options offered to each Employee, including the exercise price, exercise period and the restrictions, if any, on the exercise of the Options.

3.2 Offers of Options to an Employee pursuant to the Plan must comply with Applicable Law, be in writing and must include the following information relating to the Terms of Issue:

(a) subject to sub-clause 3.5, the issue price (if any) of each Option;

(b) subject to clause 3.7, the Exercise Price in Australian dollars or, if the Exercise

determining the Exercise Price (where the Exercise Price is specified in a foreign currency, the Australian dollar equivalent of that price at the date of the Offer; or where the Exercise Price is to be worked out in the future under a formula, the Australian dollar or Australian dollar equivalent of that price were that formula applied at the date of the Offer must also be specified);

(c) the maximum number of Options to be granted;

(d) subject to clause 3.8, the date or dates on which the Options expire;

(e) the date or dates on which, or the circumstances in which, the Options will become Vested Options;

(f) the method of acceptance (including the closing date by which an Offer must be accepted);

(g) any other Terms of Issue which in the opinion of the Board are material to the decision of the Employee to accept the Offer;

(h) a summary, or a copy of, the Terms of Issue; and

(i) a copy of this Plan, or a summary of this Plan together with an undertaking that during the period in which an Employee can acquire or exercise Options under this Plan the Company will, within a reasonable period of the Employee so requesting, provide the Employee without charge with a copy of the rules of this Plan.

3.3 If required under the *Corporations Act 2001* (Cth) or any class order or other instrument issued by ASIC, an Offer must include an undertaking, and an explanation of the way in which, the Company will, during the period in which a Participant may acquire or exercise Options under this Plan, within a reasonable period of a request from a Participant, make available to the Participant the following information:

(a) the current market price of the Shares;

(b) where the Exercise Price is denominated in a foreign currency, the Australian dollar equivalent of the Exercise Price at the date the Company responds to the Participant's request; and

(c) where the Exercise Price is determinable at some future time by reference to a formula, the Australian dollar equivalent of the Exercise Price were that formula applied at the date the Company responds to the request.

3.4 An Offer under the Plan is personal to the Employee to whom it is made and, accordingly, the invitation constituted by an Offer may only be accepted by, and Options may only be issued to, the Employee to whom the Offer is made.

3.5 The monetary consideration (if any) payable by an Employee on the grant of an Option (on acceptance of the relevant Offer) must not exceed 1 cent per Option, but will otherwise be determined by the Board. Without limiting the discretion of the Board to determine the issue price, it is the intention that Options will be offered pursuant to the Plan for no consideration (other than the services expected to be provided by an Employee to the Company prior to the expiry date of the Options).

3.6 The Company must not grant Options under this Plan where the number of shares that are to be received on the exercise of the Options when aggregated with:

(a) the number of shares in the same class which would be issued were each outstanding offer with respect to shares, units of shares and options to acquire unissued shares, under an employee share scheme to be accepted or exercised; and

(b) the number of shares in the same class issued during the previous five years pursuant to the Plan or any other employee share scheme extended only to eligible employees of the Company;

but disregarding any offer made, or option acquired or share issued by way of or as a result of, among other things:

(c) an offer to a person situated at the time of receipt of the offer outside of Australia;

(d) an offer that did not need disclosure to investors because of section 708 of the Corporations Act;

(e) an offer that did not require the giving of a product disclosure statement under section 1012D of the Corporations Act; or

(f) an offer made under a disclosure document or product disclosure statement,

exceeds 5% of the total number of issued shares in that class as at the time of the proposed grant.

3.7 The Board may, in its absolute discretion determine the Exercise Price applicable to any Options to be offered under the Plan. Without limiting the discretion of the Board to determine the Exercise Price, which may be below the market price of the Shares, it is the intention that the Exercise Price will be not less than the weighted average price at which the Shares in the Company were traded on ASX during the period of five trading days immediately preceding (but not including) the effective date of the Offer or such other date as determined by the Board.

3.8 The exercise period for any Option granted under this Plan must not exceed 10 years from the date of grant.

3.9 Despite any other provision of the Plan and unless expressly permitted by ASIC or the *Corporations Act*, no Offer may be made unless, in the 12 month period immediately before the Offer, the Shares have been continuously listed for quotation on ASX.

For the purpose of this clause, the Shares will be taken to have been 'continuously listed for quotation' on ASX if they have been quoted on ASX throughout the 12 month period immediately before the Offer without suspension for more than a total of 2 trading days per annum during that period.

4. METHOD OF ACCEPTANCE

4.1 An Employee who has been offered Options and who wishes to accept the Offer must deliver a completed Acceptance Form on or before the closing date stated in the Offer

together with payment of the monetary consideration (if any) for the grant of the Options which is then payable in accordance with the Terms of Issue.

4.2 Notwithstanding any other Rule, an Employee may accept an Offer in full or in part or, alternatively, decline the Offer.

4.3 On acceptance of an Offer, the Employee will, by force of this paragraph, be bound by the Terms of Issue applicable to his or her Options and by the Plan.

4.4 Failure by an Employee to comply with the Plan or any directions contained in an Acceptance Form will, unless the Board otherwise determines, invalidate any acceptance by that Employee of the Offer.

4.5 An Employee who fails to return an Acceptance Form on or before the closing date as set out in the Offer to him or her will be deemed to have rejected the Offer and, unless the Board otherwise determines, any acceptance of the Offer received after the closing date will not be valid.

5. GRANT OF OPTIONS

5.1 On receipt from an Employee of an Acceptance Form and monetary consideration (if any) payable in accordance with the Terms of Issue, the Company must grant the Options referred to in the Acceptance Form to that Employee.

5.2 The Company will issue a certificate or holding statement (as the case may be) in respect of the Options to each Participant. The certificate or holding statement will be in such form as the Board may prescribe from time to time.

6. LAPSE

6.1 Subject to any condition of the Offers or Terms of Issue (as the case may be) to the contrary, if:

(a) an Offer is declined or is not accepted in accordance with clause 4; or

(b) a pre-condition to exercise of an Option is not satisfied and the Option therefore does not at any time become a Vested Option,

all rights of the Participant under the Plan in respect of his or her entitlement to Options (other than Vested Options) will immediately cease and the Company will not have any liability or responsibility to the Employee or Participant to pay any consideration or compensation for or in relation to that lapse or to issue or grant any further Options to that Employee or Participant.

6.2 Without limiting the discretion of the Board to determine the conditions of any Offer or the Terms of Issue, it is the intention that, if the conditions of Offer (and therefore the Terms of Issue) provide for the vesting of Options to be dependent on the continued employment of the Participant by the Company (or any of its subsidiaries), the conditions will provide for the following:

(a) if the Participant dies, the legal personal representative of the Participant may on behalf of the estate of the Participant exercise all or any of the Options exercisable in accordance with Terms of Issue at the date of death provided that such exercise must be made within 30 days after the date of granting of

probate or grant of letters of administration (as appropriate) or the Options will lapse and any amount paid to acquire the options will be forfeited;

(b) if retirement of the Participant occurs after reaching the age determined by the Board to be normal retirement age or in any other circumstances, with the approval of the Board, the Participant may exercise his or her Options in full within 60 days after the date of the retirement; and

(c) if resignation of the Participant is due to ill health or accident or a dismissal is due to redundancy or any other circumstances with the approval of the Board, the Participant may exercise his or her Options in full within 60 days after the date of the resignation or dismissal.

7. EXERCISE OF OPTIONS

7.1 Options may be exercised only at the time and in the manner set out in the Terms of Issue.

7.2 Shares issued on exercise of Options will rank equally in all respects with all other issued Shares from the date of issue.

7.3 If the Company is at the time of exercise of an Option listed on ASX, the minimum number of Shares which are allotted on partial exercise by a Participant of Options granted to him or her must not be less than a marketable parcel (as defined in the Listing Rules).

8. PROCEDURE FOR EXERCISE OF OPTIONS

8.1 Subject to clause 7, Vested Options may be exercised, in whole or in part, by notice in writing (in the form prescribed by the Board) given by the Participant to the Company. Such notice must be lodged at the Company's registered or principal office, specifying the number of Shares to be issued, and accompanied by the relevant Option certificate or holding statement and payment in full of the Exercise Price in respect of the Options exercised.

8.2 Subject to clause 8.1, the Company will issue to the Participant the number of Shares in respect of which Options have been validly exercised, such issue to be effected at any time, at the Board's discretion, after exercise of the Options but not later than one month after receipt by the Company of a valid notice of exercise and the Exercise Price.

9. ASSIGNMENT/TRANSFER

9.1 Subject to any Terms of Issue to the contrary, Options must not be assigned, transferred or otherwise disposed of by a Participant except if permitted by the Board:

(a) on the death of an Eligible Employee, to the legal personal representative of the deceased Eligible Employee; or

(b) to an approved nominee or, after issue to a family member or a company or trust associated with and controlled by the Eligible Employee.

9.2 Before an Option is assigned or transferred, the assignee or transferee ('Assignee') must execute a covenant with the Company that the Assignee agrees to be bound by the

Terms of Issue (modified as necessary to reflect the nature and identity of the Assignee) and the Plan.

10. NEW ISSUES

10.1 A Participant may only participate in new issues of securities in the Company if his or her Options have been exercised and Shares have been allotted in respect of the Options.

10.2 No change will be made to the number of Options or the Exercise Price if the Company makes a new issue of Shares or other securities convertible into Shares other than changes to the number of Options or the Exercise Price made in accordance with the Listing Rules where the Company makes a pro rata bonus issue or pro rata cash issue.

11. RECONSTRUCTIONS

11.1 If there is a reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company the number of Options or the Exercise Price or both will be adjusted or reconstructed (as appropriate) in a manner which will not result in any benefit or detriment being conferred on or suffered by the Participants which is not equally conferred on or suffered by the shareholders of the Company.

11.2 In determining the treatment of Options in the event of a reconstruction of the issued capital of the Company, the Board will, where appropriate, apply the rules set out in the Listing Rules applicable to the treatment of options on a capital reconstruction.

12. TAKEOVERS SCHEMES AND SALE OF BUSINESS

12.1 Subject only to the Terms of Issue expressly providing to the contrary, if:

(a) a takeover offer or a takeover announcement is made in respect of the Shares; and

(b) the takeover offer or offer pursuant to the announcement (as the case may be) is accepted by the holders of not less than 50% in number of the Shares,

each Participant will be entitled to immediately exercise all Options currently held by him or her within the period notified by the Company.

12.2 Subject only to the Terms of Issue expressly providing to the contrary, if:

(a) a takeover offer or a takeover announcement is made in respect of the Shares; and

(b) the takeover offer or offer pursuant to the announcement (as the case may be) is accepted by the holders of not less than 50% in number of the Shares; and

(c) there is a takeover offer or other offer also made for the Options,

each Participant will be entitled to immediately accept the offer for his or her Options.

12.3 Subject only to the Terms of Issue expressly providing to the contrary, if an offer for Shares is made to shareholders of the Company pursuant to a scheme of arrangement or compromise which has been approved in accordance with the *Corporations Act*, Participants will be entitled to immediately exercise Options held by them within the period notified by the Company.

12.4 Subject only to any express provision of the Terms of Issue to the contrary, if the Shareholders of the Company approve the disposal by the Company of its main undertaking, the Board may give written notice to each Participant of this approval (**'Approval Notice'**) and, on receipt, each Participant will be entitled on issue of the Approval Notice and conditional upon the disposal contemplated thereunder occurring to immediately exercise his or her Options within the period notified by the Company.

13. AMENDMENT TO TERMS AND CONDITIONS

13.1 Subject to clause 13.2, the Board may from time to time amend, vary or add to the Terms and Conditions without the consent of any Employee or Participant.

13.2 No variation of this Plan will be effective unless and until all applicable requirements of the *Corporations Act* and, if the Company is listed on ASX, the Listing Rules in relation to that variation have been fully complied with by the Company.

13.3 A determination, decision, approval or opinion of the Board required pursuant to these Rules to be made by the Board may be made by the Board in such manner as the Board sees fit and at the absolute discretion of the Board.

13.4 In the absence of manifest error, any determination, decision, approval or opinion of the Board as to the interpretation, effect or application of these Rules will be final.

14. ADMINISTRATION

14.1 The Plan will be administered under the supervision of the Board which may determine:

(a) appropriate procedures for administration of the Plan; and

(b) appropriate procedures and documentation for the grant of Options to Employees.

14.2 If any matter arises on or in connection with the Plan or its operation for which provision is not made in the Plan, that matter may be resolved or provided for in such a manner, not inconsistent with the Plan, as the Board may in its discretion think fit.

15. OVERRIDING RESTRICTIONS ON GRANT OR EXERCISE OF OPTIONS

Notwithstanding any Rule of this Plan or the Terms of Issue applicable to any Option, no Offer may be made or Option may be granted or exercised if to do so would contravene an Applicable Law.

16. RIGHTS OF PARTICIPANTS

Nothing in these Rules:

(a) confers on any Employee the right to continue as an employee of the Company or any subsidiary of the Company;

(b) affects any rights which the Company or a subsidiary of the Company may have to terminate the employment of any employee; or

(c) may be used to increase damages in any action brought against the Company or a subsidiary of the Company in respect of any such termination.

17. BROKERAGE OR COMMISSION

No brokerage, commission, stamp duty or transaction costs will be payable by any Eligible Employee in relation to an application for or the issue of an Option.

18. CHOICE OF LAW AND JURISDICTION

18.1 The terms and conditions of this Plan shall be governed by and construed in accordance with the laws for the time being in force in the State of Victoria.

18.2 Each Participant irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the State of Victoria, Australia and courts entitled to hear appeals from those courts.

19. COSTS AND EXPENSES

The Company will pay all expenses, costs and charges incurred in operating the Plan.

20. TERMINATION OF PLAN

The Plan may be terminated at any time by resolution of the Board, but such termination will not affect or prejudice accrued rights of Participants holding Options at that time.

ANNEXURE A

ANTISENSE THERAPEUTICS LIMITED
ACN 095 060 745

ANTISENSE EMPLOYEE OPTION PLAN

ACCEPTANCE FORM

I, the person named below, hereby accept the offer from Antisense Therapeutics Limited to acquire the number of Options shown below, on the terms and conditions set out in the Offer and the terms and conditions of the Antisense Employee Option Plan.

The following are attached to this acceptance form:

(i) a copy of the Offer (including the terms and conditions of issue of the Options); and

(ii) a copy of the Plan.

#[Name of Eligible Employee]#

#[Address of Eligible Employee]#

Number of Options Accepted: ***#[insert]#***

....
Signed by

Dated ***#[date]#***

This Offer will close on ***#[date]#***

Please return the completed Acceptance Form as soon as possible so as to reach the following address before the closing date:

Antisense Therapeutics Limited
Level 1
10 Wallace Avenue
TOORAK VIC 3142

ANTISENSE THERAPEUTICS LIMITED

(ACN 095 060 745)

ANTISENSE EMPLOYEE OPTION PLAN

B

SUMMARY OF RULES

'QUESTIONS AND ANSWERS'

WHAT IS THE ANTISENSE EMPLOYEE OPTION PLAN?

The Antisense Employee Option Plan ('**Plan**') allows the Board to offer Options to eligible employees. Employees given this opportunity include full or part time employees or directors of Antisense or any related bodies corporate at the time of the offer including executive and non-executive directors ('**Employees**').

Subject to the Constitution, the Board is also able to determine the terms of issue that will apply to any offer ('**Offers**') and the Options offered to each Employee, including the exercise price, exercise period and the restrictions, if any, on the exercise of the Options.

HOW DOES THE OPTION PLAN OPERATE?

Below is a summary of material terms and conditions of the Plan:

- *Entitlement* - Each Option will entitle the holder to subscribe for 1 fully paid ordinary Share. When issued, each Unit will rank equally with all other Shares then on issue.

- *Issue of Options* - Unless the Board determines otherwise, there is no issue price for the Options. If the Board determines that monetary consideration is payable by an Employee on the grant of an option (on acceptance of the relevant Offer), the consideration must not exceed 1 cent per option.

- *Transfer of Options* - Options may not be transferred except with the prior consent of the Board.

- *Exercise of Options:*

    - Subject to the discretion of the Board, conditions are likely to be imposed on the exercise of Options. If exercise conditions are attached to Options, these conditions must also be satisfied before the Options vest. The Option term will be fixed by the Board at the time of issue, but will generally not exceed 10 years from the date of issue.

    - Further, the Board may provide that Options lapse earlier if the employee is no longer employed by Antisense, provided that their termination was not as a result of death, physical or mental incapacity, or in other circumstances set out by the Board. The Options may only be exercised within the limitations imposed by the Corporations Act and the ASX Listing Rules.

- *Exercise Price* - The exercise price for an Option will, subject to the ASX Listing Rules and the Constitution, be the amount determined by the Board at the time of the grant of the Option.

- *New issue of Securities* - Employees will not be entitled to participate in any new issue of securities in Antisense, unless they exercise their Options prior to the record date for the termination of entitlements to the new issue and participate as a result of holding Shares.

- *Rights issues* - If Antisense makes a pro rata rights issue of Shares for cash to Shareholders, there is a provision for adjustment of the Option entitlement and the exercise price of unexercised Options in accordance with the Listing Rules to reflect the diluting effect of the issue.

- *Capital Reorganisations* - If any reorganisation of Shares occurs, the number of Options and the exercise price of the Options held by each Optionholder will be reorganised in the same proportion as the issued Shares are reorganised.

- *Takeover Bids and Sale of Business*
    - Subject to the terms of issue of an Option, if a takeover bid is made for Shares and is accepted by holders of not less than 50 % in number of Shares, an Optionholder is entitled to immediately exercise his or her Option.
    - Subject to the terms of issue of an Option, if a takeover bid is made for Shares and accepted by holders of not less than 50% in number of Shares and the bid is also made for Options, the Optionholder is entitled to immediately accept the offer for his or her Options.
    - Subject to the terms of issue of an Option, if the Shareholders of Antisense approve the disposal by the Antisense of its main undertaking, the Board by notice to Optionholder may allow Optionholders to exercise their Options.
- *Restrictions on Offer and Issue*:
    - Generally speaking and subject to certain specific exclusions, Antisense will not issue Options without an applicable prospectus exemption where the number of Options to be granted plus outstanding Options and the number of shares issued on exercise of Options in the last 5 years, exceeds 5% of the total number of Shares at the time of offer of the Options.
    - No Offer may be made, unless:
        - in the 12 month period immediately before the Offer, the Shares have been continuously listed for quotation on ASX; or
        - the Offers are made to Employees:
            - outside Australia at the time of receipt of the Offers; or
            - who are investors for whom there is no requirement to prepare a disclosure document under section 708 of the *Corporations Act*; or
        - otherwise expressly permitted by ASIC or the *Corporations Act*.
- *Lapse of Options* - The Board may provide that options will lapse on termination of employment and in certain other specified instances. Lapse occurs either immediately on termination or after a period, as determined by the Board.
- *Overriding Terms of Issue* - The Plan specifies that, despite any other terms of issue of Options, an Option does not confer any right to vote at Shareholder meeting.
- *Amendment* - The Plan may be amended by the Board at any time in accordance with the ASX Listing Rules.
- *Undertaking* - An Offer must include an undertaking, by the Company that, upon a request from a Participant during the Offer period, it will make available to that Participant the current market price of the Shares;

HOW CAN I APPLY?

In relation to offers made at the discretion of the Board, an Employee may elect to participate in the Plan on receipt of the offer by completing the Application Form attached to the offer, and forwarding it to Antisense.

ANTISENSE THERAPEUTICS LIMITED
(ACN 095 060 745)

OPTION PLAN

Acceptance Form

ANNEXURE A

ANTISENSE THERAPEUTICS LIMITED
ACN 095 060 745

OPTION PLAN

ACCEPTANCE FORM

I, the person named below, hereby accept the offer from Antisense Therapeutics Limited to acquire the number of Options shown below, on the terms and conditions set out in the Offer and the terms and conditions of the Antisense Employee Option Plan.

The following are attached to this acceptance form:

(i) a copy of the Offer (including the terms and conditions of issue of the Options); and

(ii) a copy of the Plan.

#[Name of Eligible Employee]#

#[Address of Eligible Employee]#

Number of Options Accepted: ***#[insert]#***

....
Signed by

Dated ***#[date]#***

This Offer will close on ***#[date]#***

Please return the completed Acceptance Form as soon as possible so as to reach the following address before the closing date:

Antisense Therapeutics Limited
Level 1
10 Wallace Avenue
TOORAK VIC 3142

Each Option to take up unissued shares on the following terms and conditions ('Option') shall entitle the holder of the Option ('Option Holder') to acquire by way of issue one fully paid ordinary share ('Share') in Antisense Therapeutics Limited A.C.N. 095 060 745 ('Company') on the terms and conditions set out below:

1. Each option is issued pursuant to the Employee Option Plan and is exercisable at any time during the period ('Option Period') commencing on the date on which the Option was granted and expiring at the earliest to occur of the following dates:

   (a) 5.00 p.m. Australian Eastern Standard Time on 27 June 2013;

   (b) the date of resignation or dismissal from employment (if any) of the Option Holder with Antisense Therapeutics Limited ('Company'); and

   (c) 3 years after the date of retirement of the Option Holder (if any) from the Company,

   PROVIDED THAT an Option Holder may not, during the periods specified below, exercise more than the following proportions of the total number of Options granted to the Option Holder:

(d)	prior to 27 June 2006	0%
(e)	between 28 June 2006 and 27 June 2007	20%
(f)	between 28 June 2007 and 27 June 2008	40%
(g)	between 28 June 2008 and 27 June 2009	60%
(h)	between 28 June 2009 and 27 June 2010	80%
(i)	between 28 June 2010 and prior to the closing date of the Option Period	100%

   and FURTHER PROVIDED THAT the limitations on the time of exercise of the Options set out above (excluding the limitation in paragraph 10) shall be subject to the overriding conditions that:

   (j) if retirement occurs after reaching the age determined by the Board to be normal retirement age or in any other circumstances with the approval of the Board, the Option Holder may exercise his or her options in full within 60 days after the date of retirement; and

   (k) if resignation is due to ill health or accident or a dismissal is due to redundancy, or in any other circumstances with the approval of the Board, the Option Holder may exercise his or her options in full within 60 days after the date of the resignation or dismissal.

2. Subject to paragraphs 1 and 10, the Options may be exercised wholly or in part by giving notice in writing ('Notice of Exercise') to the Board at any time during the Option Period.

3. Notwithstanding paragraph 1, but subject to paragraph 10, if an Option Holder dies during the Option Period applicable to the Option Holder, the legal personal representative of the Option Holder may exercise all or any of the Options held at the date of death on behalf of the estate of the Option Holder PROVIDED THAT such exercise must be made anytime after the death of the Option Holder but not later than 60 days after the date of granting of probate or grant or letters of administration (as appropriate) or the Options will lapse and the amount paid to acquire the Options will be forfeited. Further, in the event the Option Holder dies during the Option Period, the Company has an obligation to inform the Option Holder's legal personal representative in writing, within 30 days after the date of granting of probate or grant or letters of administration (as appropriate), of his/her right to exercise the Options in accordance with the terms of this clause.

4. In respect of the Options, the exercise price (which is payable immediately upon exercise) for the Options is $[***insert exercise price being the average daily volume weighted sale price of shares over the 5 trading days immediately preceding the date of the General Meeting held for the approval of the issue of Options to the Managing Director of the Company plus a premium of 3 cents***] ('Exercise Price').

5. Shares issued on the exercise of any Options will rank equally in all respects with the then existing issued ordinary fully paid shares in the Company and will be subject to the provisions of the Constitution of the Company.

6. Adjustments to the number of Shares over which Options exist and/or the Exercise Price may be made as described in paragraph 8 to take account of changes to the capital structure of the Company by way of pro rata bonus issues. The Company agrees to notify all Option Holders and Australian Stock Exchange Limited within 1 month after the record date for a pro rata bonus issue, of any adjustment to the number of Shares over which the Options exist and/or any adjustment to the Exercise Price.

7. Subject to paragraphs 6, 8 and 9, Options do not confer rights to participate in new issues of securities of the Company.

8. The method of adjustment for the purpose of paragraph 6 shall be in accordance with Listing Rules 6.22.2 and 6.22.3 of the Official Listing Rules of the Australian Stock Exchange Limited as it currently exists and which provides:

   (a) Pro-Rata Cash Issues
   Where a pro-rata issue (except a bonus issue) is made to the holders of fully paid ordinary shares in the Company, the Exercise price of an Option may be reduced according to the following formula:

   $$O' = O - \frac{E[P-(S+D)]}{N+1}$$ where:

   O' = the new exercise price of the option.
   O = The Old exercise price of the option.
   E = the number of underlying securities into which one Option is Exercisable.
   P = the average market price per share (weighted by reference to volume) of the underlying securities during the 5 trading days ending on the day before the ex rights date or ex entitlements date.
   S = the Subscription price for a security under the pro rata issue.
   D = the Dividend (in the case of a trust, Distribution) due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue).
   N = the Number of securities with rights or entitlements that must be held to receive a right to one new security.

   (b) Pro-Rata Bonus Issues
   If there is a bonus issue to the holders of the underlying securities of the Company, the number of securities over which the Option is exercisable may be increased by the number of securities, which the holder of the Option would have received if the Option had been exercised before the record date for the bonus issue.

9. In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, the number of Options or the exercise price of the Options or both will be reconstructed in accordance with the Listing Rules of Australian Stock Exchange Limited applying at the time of the reconstruction.

10. All unexercised Options will lapse in the event of the liquidation of the Company.

11. The Company will apply to the ASX (and any other stock exchange on which the Shares in the Company are quoted and listed) for, and will use its best endeavours to obtain, quotation and listing of all Shares allotted on the exercise of any Options. The Company will not apply for quotation or listing of the Options on any stock exchange.

12. Subject to paragraph 10, each Option is personal to the Option Holder named on the front of the Option Certificate and is not transferable, transmissible or assignable PROVIDED THAT the personal representative of an Option Holder may on the death of that Option Holder exercise Options in accordance with paragraph 3.

13. In these terms and conditions, "market price" in relation to a Share in the Company has the same meaning as in Chapter 19 of the ASX Listing Rules.